                                                                    EXHIBIT 99.1

     [APWC LOGO OMITTED]ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
 19 Benoi Road, Level 3A Sigma Cable High Tech Complex, Singapore 629909

                   Tel: (65) 6663-2132/3, Fax: (65) 6663 2130
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FOR IMMEDIATE RELEASE

July 29, 2005

                                                           Contact:  Andrew Wang
                                                       Asia Pacific Wire & Cable
                                                                    65-6663-2131
                                                              Michael Mandelbaum
                                                             Mandelbaum Partners
                                                                  (310) 785-0810

                    ASIA PACIFIC WIRE & CABLE UPDATES STATUS
                   OF OTCBB LISTING AND INTERNAL INVESTIGATION

      SINGAPORE - JULY 29, 2005 - As previously disclosed in a Current Report on
Form 6-K filed with the United States Securities and Exchange Commission ("SEC")
on July 1, 2005, Asia Pacific Wire & Cable Corporation Limited (OTCBB: AWRCE)
(the "Company") was unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 with the SEC by June 30, 2005. The reasons for the delay were the pendency of an internal investigation described more fully below, and the lack of audited financial statements for the fiscal year ended December
31, 2004. Because of the failure to timely file the Form 20-F, the Company has ceased to meet the eligibility requirements for quotation of its securities on the OTCBB. Following the expiration of a 30 day grace period, on or about August
1, 2005 the Company's securities will be removed from quotation on the OTCBB.
Although the Company's securities may thereafter be quoted in the Pink Sheets, there can be no assurance that the Company will satisfy the informational requirements for inclusion in the Pink Sheets. The Company is currently unable to state when its 2004 Form 20-F will be filed with the SEC. The Company expects to work diligently to complete its internal investigation and to complete the other processes necessary in order for it to file its Form 20-F as promptly as practicable. The Company believes that its securities will be eligible for quotation on the OTCBB following such filing, provided that a market maker files the necessary application with the NASD, and such application is cleared.

      As also disclosed in the July 1, 2005 Form 6-K, the Board of Directors of
the Company, including its audit committee, together with the Company's management, is in the process of investigating matters regarding prior financial and other activities involving the Company. Although the internal investigation is continuing, the Company has received a report from an independent investigator retained by the Company, which was considered by the Board of
Directors at a meeting held on July 23, 2005.

      The report identified instances of organizational and other weaknesses relating to the management of the Company, significant deficiencies of internal controls and procedures, transactions involving possible misconduct of current or former directors, officers or employees of the Company, and inadequate or improper documentation relating to various transactions. In addition, the report identified various statements contained in the Company's Reports on Form 20-F for the years ended December 31, 2002 and 2003 and certain Reports on Form 6-K, which may be incorrect. The Company is continuing to review the report and is evaluating the materiality of the deficiencies and acts of possible misconduct identified by the independent investigator. In addition, the Company is considering whether prior disclosures made by the Company, or financial statements filed by the Company, require amendment or restatement. In addition, the Company is considering what remedial actions may be necessary to redress any previous misconduct and to prevent recurrence of any such misconduct. The Board of Directors expects to review further the issues raised by the report of the independent investigator, and may determine to investigate additional matters not within the scope of such report.

      The Company has also engaged a consulting firm to review and make recommendations with respect to the Company's internal controls over financial reporting. The principal tasks assigned to the consulting firm are to assist the
Company in achieving compliance in a timely manner with the requirements for internal controls of financial reporting under the Sarbanes-Oxley Act of 2002 and to identify any deficiencies and recommend corrective action in order to achieve compliance. The consulting firm has provided to the Company a draft report which identifies a significant number of gaps in internal controls. The
Company is currently reviewing the draft report, and expects to prepare an implementation plan to address the matters identified in the draft report.

      The Company also announced that it and certain of its subsidiaries have commenced a legal action in the High Court of the Republic of Singapore against
Chik Kai-Ming Aaron and Han Chung Yuan alleging, among other things, that Mr.
Han utilized Company funds for matters unrelated to Company business, and that various fees and payments made to Messrs. Chik and Han were either unjustified or not properly authorized. Mr. Chik is a former director and chief financial officer of the Company, and also served the Company and its subsidiaries in various other capacities. Mr. Chik resigned as a director of the Company on
September 24, 2004 and was suspended from all his duties as an officer of the
Company on December 31, 2004, and was terminated by the Company and all its subsidiaries in June 2005. Mr. Han is a former director and chief operating officer of the Company, and also served the Company and its subsidiaries in other various capacities. Mr. Han resigned as a director of the Company on
September 24, 2004 and resigned from the Company and all of its subsidiaries in
January 2005. The Company and its subsidiaries are seeking monetary and other relief against Mr. Chik and Mr. Han with respect to payments aggregating approximately US$1.38 million. The case is currently pending.

      ABOUT ASIA PACIFIC WIRE & CABLE

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical fact, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company's SEC filings which may cause actual results to differ materially.

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